AH 4/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022033

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

MAR 25 2002

| SEC FILE NUMBER |
|---|
| 8- 44310 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Heartland Advisors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

789 North Water Street
(No. and Street)

| Milwaukee | Wisconsin | 53202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicole J. Best — (414) 977-8748
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

| 13116 South Western Avenue | Blue Island | Illinois | 60406 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 4/4/2002

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, Paul T. Beste, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Advisors, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Operating Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HEARTLAND ADVISORS, INC.

## STATEMENT OF FINANCIAL CONDITION
## AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

**_DUNLEAVY & COMPANY, P.C._**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Heartland Advisors, Inc.

We have audited the accompanying statement of financial condition of Heartland Advisors, Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Heartland Advisors, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 15, 2002

HEARTLAND ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 1,895,589 |
| Commissions and fees receivable | 718,422 |
| Securities owned: | |
| Marketable, at market value | 25,379 |
| Not readily marketable, at estimated fair value | 367,978 |
| Receivable from parent | 1,075,002 |
| Furniture, equipment, software and leasehold improvements, less accumulated depreciation of $2,367,170 | 1,525,794 |
| Other assets | 457,539 |
| TOTAL ASSETS | $ 6,065,703 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | |
| LIABILITIES | |
| Accounts payable, accrued expenses and other liabilities | $ 790,954 |
| Commissions payable | 200,599 |
| Other liabilities | 252,054 |
| Total Liabilities | $ 1,243,607 |
| SHAREHOLDERS' EQUITY | |
| Common stock, no par value; 200,000 shares authorized, 102,520 shares issued and outstanding | $ 10,222 |
| Additional paid-in capital | 4,016,901 |
| Retained earnings | 794,973 |
| Total Shareholders' Equity | $ 4,822,096 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 6,065,703 |

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of Heartland Holdings, Inc., was incorporated in the state of Wisconsin on March 3, 1953. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activities are providing investment advice and effecting the purchase and sale of securities.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Distributor Fees - Distributor fees are fees received for the distribution of shares registered under the Investment Company Act of 1940 and periodic fees based upon total customer assets invested in these shares.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments which are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of furniture and equipment is provided using the straight-line and various accelerated methods over 3, 5 and 7 year periods. Computer software is depreciated using the straight-line method over a 3 year period. Leasehold improvements are depreciated using the straight-line method over a 39 year period.

## NOTE 2 - RELATED PARTIES

As previously mentioned, the Company is wholly-owned by Heartland Holdings, Inc. (HHI).

In addition, the Company is also affiliated through common ownership with Heartland Value Manager LLC which is the general partner of Turn of the Tide (an investment limited partnership).

Pursuant to a Promissory Note agreement issued by HHI to the Company, the Company has agreed to loan HHI principal sums pursuant to resolutions of the Board of Directors of HHI and the Company. The balance owed by HHI at December 31, 2001 under this agreement was $1,075,002. The note is payable on demand and bears an interest rate of 3.78%, compounded semi-annually on January 1st and July 1st of each calendar year and adjusted as of each such date to equal the alternate federal short-term rate then in effect.

The Company serves as distributor and investment advisor for the separate series of Heartland Group, Inc., which includes the Value Fund, Value Plus Fund, Wisconsin Tax Free Fund and Select Value Fund (the "Funds"). Certain officers/directors of the Company are also officers/directors of Heartland Group, Inc. $10,865,695 of advisory fees, distributor fees and commissions earned by the Company during the year ended December 31, 2001 were derived from the Funds. Effective January 1, 2002, Heartland Investor Services, LLC (HIS) became the principal underwriter and distributor of the Funds. HIS is an indirect wholly-owned subsidiary of the BISYS Group, Inc. and is an affiliate of the Funds' transfer agent, BISYS Fund Services Ohio, Inc.

On March 21, 2001 Heartland Group, Inc. received a court order from the Securities and Exchange Commission freezing the assets of Municipal Funds (Short Duration High-Yield Municipal Fund, High-Yield Municipal Bond Fund and Taxable Short Duration Municipal Fund), formerly under the Company's advisement and included in the series of Heartland Group, Inc. above, pending further action by a court-appointed receiver. The court order does not apply to any other of the aforementioned series of mutual funds that the Company serves as investment advisor.

## NOTE 3 - SECURITIES OWNED

Securities owned consist of marketable equity securities and investment company securities at quoted market values of $4,850 and $20,529 respectively and securities not readily marketable, at estimated fair value as illustrated below:

| | | |
|---|---|---|
| Investment company securities | $ | 364,678 |
| Warrants | | 3,300 |
| Total | $ | 367,978 |

Included above are warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued the warrants at their original cost of $3,300.

## NOTE 4 - S CORPORATION ELECTION

As of October 1, 1995, the Company has elected S Corporation status for federal income tax purposes. From that date, income taxes are the responsibility of the Company's individual shareholder.

## NOTE 5 - NONMONETARY TRANSACTIONS

Subject to the considerations of prompt and efficient execution of orders in an effective manner at the most favorable price, dealers who provide supplemental investment research, statistical or other services to the Company may receive orders for portfolio brokerage transactions. Some broker/dealers may indicate that the provision of research services is dependent upon the generation of certain specified levels of commissions by the Company's clients. In addition, some broker/dealers may supply research from third party service providers in consideration of their receipt of brokerage commissions from transactions allocated by the Company. During the year ended December 31, 2001, such broker/dealers provided an aggregate of $1,459,586 in third party research services to the Company.

## NOTE 6 - COMMITMENTS

Occupancy Leases - Minimum annual rentals under non-cancellable leases for office space, expiring November 30, 2014, and furniture and equipment, expiring December 31, 2004 and August, 2005, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

| Year | Total | Office Lease | Furniture and Equipment |
|---|---|---|---|
| 2002 | $ 560,670 | $ 450,803 | $ 109,867 |
| 2003 | 560,670 | 450,803 | 109,867 |
| 2004 | 559,416 | 458,229 | 101,187 |
| 2005 | 514,493 | 510,208 | 4,285 |
| 2006 | 510,208 | 510,208 | |
| 2007 | 510,208 | 510,208 | |
| 2008 | 510,208 | 510,208 | |
| 2009 | 518,610 | 518,610 | |
| 2010 | 577,422 | 577,422 | |
| 2011 | 577,422 | 577,422 | |
| 2012 | 577,422 | 577,422 | |
| 2013 | 577,422 | 577,422 | |
| 2014 | 529,303 | 529,303 | |
| Total | $ 7,083,474 | $ 6,758,268 | $ 325,206 |

The lessor of the office lease expiring November 30, 2014, Water Street Investment, LLC, is related to the Company through common ownership.

Rent expense for the year totaled $506.506.

## NOTE 7 - STOCK SWAP

On August 4, 2000 the shareholders of the Company contributed all 102,220 of their outstanding common shares to Heartland Holdings, Inc. (HHI) in exchange for equivalent shares in HHI.

## NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001 the Company's net capital and required net capital were $723,408 and $82,907 respectively. The Company's ratio of aggregate indebtedness to net capital was 172%.

## NOTE 9 - 401(k) PLAN

On October 1, 1990 the Company adopted a deferred compensation plan commonly referred to as a 401(k) Plan. The plan covers substantially all employees. Under the terms of the plan employees may contribute up to 10% of their compensation within specified legal limits. In addition, the Company may match employee contributions on a discretionary basis. Company contributions of $61,196 with respect to the plan for the year ended December 31, 2001 were offset by plan forfeitures of terminated employees.

## NOTE 10 - LITIGATION

Beginning in late October, 2000, the Heartland High-Yield Bond Fund and the Heartland Short Duration High-Yield Municipal Fund (two open-end mutual funds managed by the Company which are hereafter referred to as the "High-Yield Funds") and the Company, as well as other entities and individuals, were named as defendants in a number of related actions brought by shareholders of the High-Yield Funds, including one action brought in Wisconsin state circuit court. A majority of these actions were subsequently consolidated into a single class action with respect to which an amended consolidated complaint has been filed in Wisconsin federal court. Although the facts and circumstances underlying these actions and the allegations made differed somewhat, in general, the complaints allege, among other things, that the High-Yield Funds' prospectuses and other disclosures were false and misleading in that they overstated the High-Yield Funds' net asset values and performance and understated the risks associated with investing in the High-Yield Funds. The complaint also alleges that certain fund share purchasers suffered damages after the October 2000 markdown of the Funds' net asset values.

NOTE 10 - LITIGATION - Continued

In February and March 2002, the Company (along with other named defendants) entered into settlements in a number of these actions without an admission or determination of liability (the "Settled Actions"). The Company intends to vigorously defend against the remaining actions (the "Unsettled Actions"), but there can be no assurance that it will be successful in doing so. If it is ultimately determined that the plaintiffs are entitled to any recovery in the Unsettled Actions, some or all amounts of such recoveries could be charged against the Company. Therefore, the Company assets are exposed to risk of loss. Neither the Company, nor its legal counsel, are currently able to form any opinion as to the outcome of any of the aforementioned matters, nor are they able to estimate any potential loss. No provision for any potential loss has been included in the financial statements regarding the Unsettled Actions as of December 31, 2001.

Legal costs, which include amounts paid to settle the Settled Actions and all defense costs incurred on behalf of the Company, its officers, directors and employees in both the Settled and Unsettled Actions, for the year ended December 31, 2001, were assumed in their entirety by the Company's parent, Heartland Holdings, Inc. These amounts totaled $4,782,261.

The Company has paid legal costs of the High-Yield Funds and certain related parties ("the Fund Parties"). The Company has accrued amounts in its financial statements for legal costs of the Fund Parties but not for legal costs that have been assumed by its parent.